December 7, 2018

Via Federal Express and Email: plattnerd@SEC.GOV

David M. Plattner
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	IMH Financial Corporation Schedule TO-I Filed November 16, 2018 File No. 005-85374
Dear Mr. Plattner:
On behalf of IMH Financial Corporation (the “Company”) and in connection with the Company’s above-referenced filing, we are writing in response to the comments set forth in your letter addressed to the undersigned, dated November 27, 2018 (the “Comment Letter”). Simultaneously with the filing of this letter, the Company is filing a Schedule TO-I/A to reflect changes made in response to the comments set forth in your Comment Letter. Copies of the revised Offer to Purchase and Schedule TO-I/A are enclosed for your convenience as well as a blackline of the Offer to Purchase marked to the version originally filed with EDGAR on November 16, 2018. Below, we have repeated your comments in italics, followed by the Company’s response or proposed disclosure.
Schedule TO-I

1.
The Offer to Purchase appears to be incomplete in multiple ways. For example, the document does not include a date, nor does it include an expiration date for the Offer, as required by Item 1004(a)(1)(iii) of Regulation M-A. In both cases, a placeholder appears rather than a date. Please revise.

Response: Please see the revised Offer to Purchase. All placeholders have been replaced with the required information, including the dates the offer commences and the date it is to expire, and any missing information provided.

2.
A total of 500,000 shares of what appear to be five separate classes of common stock are collectively sought in a single tender offer. The elective combining of multiple classes of shares into a single class by the Company, however, is inconsistent with the framework and disclosure requirements of Rule 13e-4 of the Exchange Act and Regulations 14D and 14E. The federal securities law requirements regulating tender offers apply on a class-by-class basis.

1660 West 2ND Street Suite 1100 Cleveland, OH 44113-1406	FIRM 216.583.7000	FAX 216.583.7001

David M. Plattner
Special Counsel
Office of Mergers & Acquisitions

Consequently, it is unclear how the Company’s disclosure complies with Item 4 of Schedule TO, and more specifically, Item 1004(a)(1)(i) of Regulation M-A, given the failure to separately quantify the total number of shares of Class B-1, Class B-2, Class B-3, Class B4, and Class C common stock sought. In addition, it is equally unclear how the Company would calculate a percentage increase or decrease in the “class” of securities being sought under Rule 14e-1(b), or how it reasoned, on its own initiative, to modify the Rule 13e-4(f)(3) pro ration requirement. Please advise and/or revise.
Response: Article 5 of the Company’s Certificate of Incorporation expressly states, in pertinent part, as follows:
The Corporation has the authority to issue an aggregate of 300,000,000 shares.  Of the authorized shares of capital stock of the Corporation: (i) 200,000,000 shares shall be designated as Voting Common Stock, par value $0.01 per share (the “Voting Common Stock”), and (ii) 100,000,000 shares shall be designated as Preferred Stock, par value $0.01 per share (the “Preferred Stock”).  The shares of Voting Common Stock shall be divided into the following classes:  (A) 150,208,500 shares shall be designated as Common Stock, par value $0.01 per share (the “Common Stock”), (B) 16,994,144 shares shall be designated as Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), (C) 15,803,212 shares shall be designated as Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”), and (D) 16,994,144 shares shall be designated as Class D Common Stock, par value $0.01 per share (the “Class D Common Stock” and together with the Common Stock, the Class B Common Stock and the Class C Common Stock, the “Common Securities”).  The shares of Class B Common Stock shall be divided into the following series:  4,023,400 shares of Class B-1 Common Stock (the “Class B-1 Common Stock”), 4,023,400 shares of Class B-2 Common Stock (the “Class B-2 Common Stock”), 8,165,700 shares of Class B-3 Common Stock (the “Class B-3 Common Stock”), and 781,644 shares of Class B-4 Common Stock (the “Class B-4 Common Stock”).
Accordingly, the Company’s position, as reflected by the language in the Company’s charter, is that there are four separate classes of its common stock: (1) Common Stock; (2) Class B Common Stock; (3) Class C Common Stock; and (4) Class D Common Stock. The different series of Class B Common Stock are not separate classes and are specifically referenced as “series” of the Class B Common Stock in the Company’s charter, and have been referenced as thus in all of the Company’s public filings. Please see the revised Offer to Purchase which reflects that the Company is now offering to purchase 477,170 shares of Class B Common Stock and 22,830 shares of Class C Common Stock. The Company believes its proposed tender offer is in compliance with the disclosure requirements in Item 4 of Schedule TO, Item 1004(a)(1)(i) of Regulation M-A, Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Regulations 14D and 14E by treating all of the series of the Class B Common Stock as if they are part of a single class and making separate offers for the Class B Common Stock and Class C Common Stock.

David M. Plattner
Special Counsel
Office of Mergers & Acquisitions

Cover page

3.
We note the statement that “the Company’s common shares which have been issued to its employees may not be tendered in this Offer.” Please advise us as to how this prohibition is consistent with Rule 13e-4(f)(8)(i).

Response: As reflected in the excerpt of the Company’s charter included in our response to Comment No. 2 above, there exists a separate class of common stock known as “Common Stock”. Shares of Common Stock have been issued exclusively to Company employees. Employees do not own any shares of the Company’s Class B Common Stock or Class C Common Stock. Accordingly, since the Company is offering to purchase shares of Class B Common Stock and Class C Common Stock only, employees will not be eligible to participate in the Offers. Please see revised disclosure on the cover page of the revised Offer to Purchase which clarifies this point.
Summary Term Sheet, page iv

4.
We note the disclosure on page v and elsewhere that the Company expects to announce the results of the Offer, including any prorations, “within five to ten business days” following the Offer’s expiration date. Please advise us as to how payment under the anticipated timeline would be considered “prompt” within the meaning of the term as used in Rule 13e-4(f)(5) and Rule 14e-1(b). Refer to Exchange Act Release No. 43069 (July 24, 2000) (expressing a view that payment no later than the third business day after the completion date of the transaction is prompt).

Response: Please see the revised disclosures in the second to last paragraph in Section 1 and in Section 5 of the revised Offer to Purchase stating that results of each Offer, including any prorations, will be announced promptly following the expiration date for each Offer and that after calculating any required prorations, the Company will pay for Shares tendered promptly following the expiration date for each Offer.
The Offer, page x

5.
The offer document on page xv states, “All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and the determination shall be final and binding on all parties.” Similarly themed disclosure appears on pages xvi and xix. Please revise all such references to remove the implication that security holders may not challenge such determinations in a court of competent jurisdiction.

Response: Please see the revised disclosures in the second to last paragraph in Section 3, the last paragraph in Section 4, and last paragraph in Section 6 of the revised Offer to Purchase.

6.	Please revise the first sentence of “Section 4. Withdrawal Rights.” to clarify that withdrawal rights continue to apply during an extension of the offer period. See Rule 13e-4(f)(2).

David M. Plattner
Special Counsel
Office of Mergers & Acquisitions

Response: Please see the revised definition of “Expiration Date” in Section 1 of the revised Offer to Purchase.

7.	Please ensure that cross-references are accurate throughout the offer document. For example, it appears that various references to Section 7 were in fact intended to be references to Section 6.
Response: Please see the revised Offer to Purchase for corrected cross-references.
The Company believes that the foregoing responds fully to each comment in the Comment Letter. We would appreciate it if you would let us know at your earliest convenience if you have any questions about the Company’s responses.
Very truly yours,

/s/ Howard Groedel

Howard Groedel

Enclosures